Exhibit (a)(5)

Letter to Clients with respect to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Semitool, Inc.

by

Jupiter Acquisition Sub, Inc.,

a wholly-owned subsidiary of

Applied Materials, Inc.

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON DECEMBER 17, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

November 19, 2009

To Our Clients:

Enclosed for your consideration is the Offer to Purchase, dated November 19, 2009 (the “Offer to Purchase”), and the Letter of Transmittal (which, together with amendments or supplements thereto, collectively constitute the “Offer”) relating to the Offer by Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), to purchase all of the outstanding shares of common stock, no par value per share (“Shares”), of Semitool, Inc., a Montana corporation (“Semitool”), at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer and the related Letter of Transmittal. Also enclosed for your consideration is a letter to the shareholders of Semitool from the Chairman and Chief Executive Officer of Semitool, accompanied by Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9.

Holders of Shares who wish to tender their Shares but whose certificates for such Shares are not immediately available, who cannot complete the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of the Offer to Purchase on a timely basis, or who cannot deliver all other required documents to BNY Mellon Shareowner Services (the “Depositary”) prior to the Expiration Date (as defined below) must tender their Shares according to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.

We (or our nominees) are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used to tender Shares held by us for your account.

We request instructions as to whether you wish to tender any or all of the Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

1.	The offer price for the Offer is $11.00 per Share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms of and subject to the conditions to the Offer.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date, Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares owned by Applied or Acquisition Sub immediately prior to the first time of acceptance by Acquisition Sub of any Shares for payment pursuant to the Offer (the “Acceptance Time”), represent more than 66 2/3% of the sum of (i) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time, plus (ii) an additional number of Shares up to (but not exceeding) the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding immediately prior to the Acceptance Time and that are vested or will be vested immediately after such time (other than potential (but not actual) dilution attributable to the Top-Up Option (as defined in Section 1 (Terms of the Offer) of the Offer to Purchase)). The foregoing condition is referred to as the “Minimum Condition” in the Offer to Purchase. The Offer is also subject to other conditions described in Section 13 (Conditions to the Offer) of the Offer to Purchase. The Offer is not subject to any financing contingencies.

4.	The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Acquisition Sub of Shares in the Offer, Acquisition Sub will be merged with Semitool (the “Merger”), with the surviving corporation in the Merger continuing to exist as a wholly-owned subsidiary of Applied. As a result of the Merger, each outstanding Share (other than Shares owned by Applied, Acquisition Sub, Semitool or any wholly-owned subsidiary of Applied or Semitool, or held in Semitool’s treasury, or Shares owned by any shareholder of Semitool who is entitled to and properly asserts dissenters’ rights under Montana law) will be converted into the right to receive the Offer Price, without interest thereon and less any required withholding tax.

5.	The Semitool board of directors has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Semitool’s shareholders; (2) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Montana Business Corporation Act; (3) declared the advisability of the Merger Agreement; and (4) resolved to recommend that Semitool’s shareholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, approve the Merger Agreement.

6.	For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009, unless and until Acquisition Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Acquisition Sub, will expire.

7.	Any stock transfer taxes applicable to a sale of Shares to Acquisition Sub will be borne by Acquisition Sub, except as otherwise set forth in Instruction 6 of the Letter of Transmittal.

8.	Tendering shareholders will not be obligated to pay brokerage fees or commissions to the Depositary or the Information Agent, or except as set forth in Instruction 6 of the Letter of Transmittal for the Offer, transfer taxes on the purchase of Shares by Acquisition Sub in the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided or an exemption is available. See the Letter of Transmittal for the Offer for more information.

Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the Expiration Date. If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and are not withdrawn prior to such date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of the Offer to Purchase. For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition Sub’s acceptance for payment of such shares. Subject to the conditions to the Offer, payment for Shares that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for shareholders tendering shares in the Offer for the purpose of receiving payment from Acquisition Sub and transmitting payment to such shareholders whose Shares have been accepted for payment pursuant to the Offer. For a shareholder to validly tender Shares in the Offer: (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date; (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase and a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) must be received by the Depositary prior to the Expiration Date or (iii) the tendering shareholder must comply with the guaranteed delivery procedures described in Section 2 of the Offer to Purchase prior to the Expiration Date.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Acquisition Sub may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Acquisition Sub and Applied by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK OF SEMITOOL, INC.

The undersigned acknowledge(s) receipt of your letter, the Offer to Purchase of Jupiter Acquisition Sub, Inc., dated November 19, 2009 (the “Offer to Purchase”), and the Letter of Transmittal relating to shares of common stock, no par value per share (the “Shares”), of Semitool, Inc., a Montana corporation.

This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal.

Number of Shares to be Tendered (1):

             Shares

SIGN HERE

Signature(s)

Please Type or Print Name(s)

Please Type or Print Address(es)

Area Code and Telephone Number

Taxpayer Identification or Social Security No.

Dated:                     , 2009

(1)	Unless otherwise indicated, it will be assumed that all of your Shares are to be tendered.

4